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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

SANTECH HOLDINGS LIMITED

(Continued and to be signed on the reverse side)

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Add your email address to your online account to enroll in eConsent and receive future materials electronically.

For **first time users** setting up an account:

- Visit equiniti.com/us/ast-access.
- Under **Individuals** click on LOGIN. A new screen will appear.
- Under **Shareholder Central** click **First Time Registration**.
- Follow the instructions provided to set up your account which will include providing your e-mail address.
- Once your account has been set up click on your username at the top right of the screen. From the drop down select **My profile** which opens another window.
- In the box labeled Document Delivery select the option **Enroll in e-Delivery of Documents**.
- Finally, click the Submit button. Any future proxy materials will be sent to the primary email address on the account, should they be available.

For **existing users** updating your account:

- Visit equiniti.com/us/ast-access.
- Under **Individuals** click on LOGIN. A new screen will appear.
- Under **Shareholder Central** click LOGIN. Enter your username and password.
- Click on your username at the top right of the screen. From the drop down select **My profile** which opens another window.
- In the box labeled Document Delivery select the option **Enroll in e-Delivery of Documents**.
- Finally, click the Submit button. Any future proxy materials will be sent to the primary email address on the account, should they be available.

Alternatively, you can provide your email address in the section below entitled **Electronic Shareholder Communications**.

Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at equiniti.com/us/ast-access or supply your email address below or on the reverse side.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

SANTECH HOLDINGS LIMITED

December 19, 2025

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 a.m. Eastern Time on December 15, 2025.

↓ Please detach along perforated line and mail in the envelope provided. ↓

121925

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
SPECIAL RESOLUTION			
1. **THAT, AS A SPECIAL RESOLUTION,** subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands being obtained, the existing English name of the Company shall be changed from "Santech Holdings Limited" to "BitVentures Limited", and the existing Chinese name previously adopted and registered as the dual foreign name of the Company shall no longer be adopted such that the Company will have no dual foreign name in Chinese name, with effect from the date on which the Registrar of Companies in the Cayman Islands issues the certificate of incorporation on change of name of the Company (the "**Change of Company Name**"); and that any one director of the Company and/or the registered office provider of the Company be authorized to do all such acts and things and execute and deliver all such documents, including under seal where appropriate, as he/she consider(s) necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Change of Company Name and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company.	☐	☐	☐
ORDINARY RESOLUTIONS			
2. **THAT,** with immediate effect on the date of the termination of the Company's deposit agreement dated March 25, 2021 among the Company the Depositary for the Company's American Depositary Shares (the "**ADSs**"), and owners and holders of ADSs issued thereunder as determined by any one director of the Company in his or her absolute discretion, every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each be consolidated into one (1) ordinary share of par value US$0.0020 each (the "**Share Consolidation**"), with all fractional Consolidated Shares resulting from the Share Consolidation not be issued to holders of the same, but instead any fractional interest in Consolidated Ordinary Shares that would otherwise result from the Share Consolidation shall be rounded up to the next whole share if the fractional interest is equal to or greater than one-half of a share, and rounded down to the next whole share if the fractional interest is less than one-half of a share, such that the authorized share capital of the Company will be changed from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to US$50,000 divided into 25,000,000 ordinary shares of par value US$0.0020 each.	☐	☐	☐
3. **THAT,** with immediate effect on the date of and following the Share Consolidation, the authorized share capital of the Company be increased from US$50,000 divided into 25,000,000 ordinary shares of US$0.0020 par value, to US$200,000 divided into 100,000,000 ordinary shares of par value US$0.0020 each, by the creation of an additional 75,000,000 authorized ordinary shares of par value US$0.0020 each in the capital of the Company (the "**Increase of Authorized Share Capital**").	☐	☐	☐
SPECIAL RESOLUTION			
4. **THAT, AS A SPECIAL RESOLUTION,** conditional upon and with effect on all the Change of Company Name, the Share Consolidation, and the Increase of Authorized Share Capital becoming effective: (a) the third amended and restated memorandum and articles of association of the Company (the "**New M&A**"), in the form of the document marked "A" as produced at the EGM and for purpose of identification initialed by the chairman of the EGM, be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company; (b) the registered office provider of the Company be authorized and instructed to file the New M&A and any special resolutions passed with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to the New M&A in the Cayman Islands.	☐	☐	☐
ORDINARY RESOLUTIONS			
5. **THAT** Lawrence Wai LOK, a director of the Company appointed to fill a casual vacancy and offers himself for re-election, be re-appointed and re-elected as a director of the Company.	☐	☐	☐
6. **THAT** Wing To Howard CHAN, an independent director of the Company appointed to fill a casual vacancy and offers himself for re-election, be re-appointed and re-elected as an independent director of the Company.	☐	☐	☐
7. **THAT** Fai KAM, an independent director of the Company appointed to fill a casual vacancy and offers himself for re-election, be re-appointed and re-elected as an independent director of the Company.	☐	☐	☐
8. **THAT** any one director and/or any one officer of the Company be authorized, approved, ratified and directed, on behalf of the Company, to execute and deliver, and (where required) to affix the common seal of the Company to, such further documents and take such further actions as such director or officer shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of the foregoing resolutions.	☐	☐	☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.